# Wind Harvest



Wind Harvest is on the verge of completing the commercialization process to bring thousands of its turbines to the world. It has raised $20 million so far and expects to close its current $10 million Series A4 round before December. PicMii investors will augment that raise. This crowdfunding offering will end at the same time. New capital will certify the Wind Harvester 4.0, and advance $40 million in projects for installation in 2024 and 2025. Achieving these milestones will significantly increase the valuation of the Company.



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New Wind for
Climate Restoration
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Raised 100 % of minimum

**Funding Raised**

$93,270

**Funding Goal**

$10,000-$1,000,000

**Days Remaining**

185 Days

Invest Now

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## Business Description

Wind Harvest is on the verge of completing the commercialization process to bring thousands of its turbines to the world. It has raised $20 million so far and expects to close its current $10 million Series A4 round before December. PicMii investors will augment that raise. This crowdfunding offering will end at the same time. New capital will help certify the Wind Harvester 4.0, and advance $40 million in projects for installation in 2024 and 2025. Achieving these milestones may positively impact the valuation of the Company.



Wind Harvest
Going Where No Turbine
Has Gone Before

Highlights

- Our turbines can be profitably used by 20% of wind farms around the world. That is huge!
- Crowdfunding investors receive 7% interest and a potential 3X to 20X equity upside.
- We make 4X more profit on each megawatt of sales compared to large turbine manufacturers
- The Inflation Reduction Act provides significant 40+% subsidies to our customers.
- We have seven key patents pending and three more ready to file.
- We did it! Model 3.1 has validated our computer models. Model 4.0 is ready to order.

Our Technology: Wind Harvesters

Wind Harvest
40ft Vertical Blades
Mid-layer Wind
15ft - 80ft
Above Ground
Wind Harvester™ 4.0
• Our H-type turbines' two connections per blade and vertical axis inherently handle turbulence well.
• Their short stature and 3' gap between turbines maximize land use and make them harder to see.
• Constructed with aluminum and steel, they have the durability to withstand turbulence for over 40 years.
• Decades of work have gone into the design and testing of prototypes.

Our products and projects benefit customers, investors, property owners, and communities with lower cost, locally produced electricity.

Our first crowdfunding campaign successfully raised the capital we needed to bring our wind technology through the "pilot project" step in the commercialization process; Technology Readiness Level (TRL 7). This was accomplished when our full-scale Model 3.1 prototype was tested in industry conditions at the UL Advanced Wind Turbine Testing Facility in Texas.

Wind Harvest
Wind Harvester Version History
2.0, TRL 5
3.1 TRL 7
4.0 TRL 8
Finland
Denmark
Texas
Texas

**Security Type:**

Debt Security

**Annual Interest Rate**

7%

**Maturity Date**

December 31, 2027

**Post Money Valuation:**

N/A – Debt Raise

**Investment Bonuses!**

Profit Share Kicker: For each $1 invested, the Note Holder receives pro-rata proceeds from the sale of 2.5 shares of WHI common stock from warrants with an exercise price of $0.01 each.

**Regulatory Exemption:**

Regulation Crowdfunding – Section 4(a)(6)

**Deadline:**

April 1, 2024

**Minimum Investment Amount:**

$100

**Target Offering Range:**

$10,000-$1,000,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission





We are on schedule to install two Wind Harvester 4.0-70kWs and start their certification (TRL 8) in fall of 2023. Third-party certification qualifies renewable energy products for U.S. federal tax credits and provides assurance to customers that the manufacturer's claims are true.

Growth Roadmap



Entering the Market: A Growth Roadmap
To secure bank financing of customer projects and complete TRL 9, Wind Harvest is developing projects that will buy its turbines in 2024 and 2025. The $15M raised from the 2024 Series B round will finance those projects and purchases.
2023
Q2/Q3
- File ten new patent applications
- Advance projects in Barbados and California
- Close the Series A4 round
Q4
- Secure permits and PPAs for 2024 projects
- Hire the General Manager and VP of Sales
2024
Q1
- Install 6 Wind Harvesters in up to 3 projects
- Certify the turbines for power performance and acoustics
Q2
- Close the Series B round. Order 22 turbines.
- Start Doppler LIDAR studies on how VAWT wake can benefit HAWT energy production
Q3
- Prepare projects for turbine installation
- Complete turbine certification for both 60 and 50 HZ grids
Q4
- Sell and install 22 more turbines on projects in the U.S and Barbados
- Close the year with $11M in sales
Wind Harvest


We plan to invest the capital from this new Crowdfunding offering and our Series A-4 round to finance the following:

- Complete Technology Readiness Level ("TRL") 8 – Third-Party Certification
- Install seven turbines to start TRL 9 – Bank financed purchases
- Increase our engineering, sales and administrative infrastructure
- Advance projects in our pipeline to set up $25 million in sales in 2024.

Our Guiding Principles



Act on the urgency of the climate crisis. Don't put short-term profits over momentum and large-scale progress.
Select ethical vendors and partners who are committed to working to reduce their environmental impact.
Know how our products affect wildlife and actively minimize any harm.
Build durable machines that use easily replaceable, recyclable parts, and run for 70 years.
Bring local environmental, economic, and cultural stakeholders into the development process and produce better and more equitable projects and more sales as a result.


It is not often that a company at our advanced stage in the technology commercialization process remains privately held and has a vast, untapped market yet to be developed. Even less frequent is the opportunity for the average person to invest early, before the company becomes a household name, before a Series B round, or an IPO. We believe we will provide a sizable return for our investors and have a game-changing impact to help restore our climate by helping drive down the cost of renewable energy.

## Problem

Problem: Excellent Wind Resources Are Unusable By Existing Technology



Traditional Setup


In the windiest places around the world, the mid-level wind is exceptionally energetic but too turbulent for traditional turbines to harvest. Over 20% of wind farms operate on ridgelines, passes, coastal bluffs, and other places where wind funnels and speeds up from 15-80 feet above the ground. But propeller-type, horizontal-axis wind turbines cannot operate well in that turbulence.

Many windy properties cannot secure permits for tall turbines because, at 300 to 500 feet tall, traditional turbines can negatively impact views, aviation, radar, and road setback easements.

## Solution



Wind Harvest
Energy output doubled with Wind Harvesters
Build-out is for example purposes only.

### Solution: Our Turbines

Our short (60-90' tall) turbines do well in turbulence because they have two arms per blade and their drive shaft and central mast are aligned vertically. Our ***"aeroelastic" modeling results*** prove its effectiveness.

To survive the gusts and craziness in the wind layers closer to the ground, a vertical axis wind turbine with an all steel rotor and aluminum blades is needed.

Our field-validated modeling predicts that we made the Wind Harvester 4.0's blades, rotor, tower, and foundation so strong that they will last 70+ years. The turbines' permanent magnet generators and drive shafts will also last that long with regular refurbishing. At the end of its life, 99% of a Wind Harvester is recyclable metals.

## Business Model

### How We Make Money



Wind Harvest
Major Revenue Sources
Wind Harvester Direct and Distributor Sales
Sales to Our Own Projects
Licensing of Manufacturing and IP create fastest growth in turbines installed


**Wind Harvester Sales as Initial Primary Revenue Stream** The sale price of each Wind Harvester will initially include an average markup of $60,000. Our own projects and most new customers will pay extra for extended product warranties and 24/7 fault monitoring. Both income streams increase with larger projects and sales.

**Subsidiaries and Projects** Development fees and project profits will flow to Wind Harvest through subsidiaries. Being first to the mid-level wind market allows us to secure site control of important, windy properties that will feed our project development pipeline for years.

**Licensing of Intellectual Property** With seven pending patents, we believe any competitor will need to license our IP in order to make VAWTs that can withstand turbulence. We don't show it in our financial projections below, but anticipate more net income will come from licensing our IP to wind turbine manufacturers than through our own sales and projects.

## Market Projection



Only Wind Harvesters Can Handle Turbulent Wind
Smooth Laminar Flow
Wind Harvester
Mid-Level Turbulent Wind


**Primary Market: Wind Farms**

The need for climate restoration increasing the urgency at which governments and economies transition to renewable energy. With the new tax credits and subsidies for wind turbines, we believe hundreds of thousands of our compact Wind Harvesters and other VAWTs that use our patents will be installed beneath and around tall turbines in new and existing wind farms over the next decade.

Wind Harvesters and traditional turbines can synergistically work together. They can be placed such that they cause the wind to speed up into each other's rotors. The faster the wind passes through a turbine's rotor, the more energy it produces.

Adding our turbines to harvest the unused mid-level wind will sometimes triple or more a wind farm's energy output. Our products open an existing $400 billion undeveloped market that should double over the next decade.

In many places, Wind Harvester projects will be the least expensive, most easily developed energy available.



MARKET OPPORTUNITY:
Mid-level Wind
In 2020:
Over 140 Gigawatts Potential Profitable Power
60+ Countries Where Wind Harvesters™ can be placed
2030 Markets in Billions
$300
$200
$700
Wind farm understories
VAWT-only wind farms including H2 gas facilities
Distributed Energy around the world
Wind Harvest


### Distributed Energy Markets

We will sell many Wind Harvesters to projects that connect directly into the distributed grid where the wind is substantial and tall turbines can't go. Examples include:

- High energy-using facilities with tight setback easements
- Airports and military bases where HAWTs cause radar problems
- Islands like Barbados with great trade winds
- Telecom towers on windy ridgelines and hill



Accessing Additional Markets: Reliable Local Energy



Because wind often blows at night, our turbines can operate seamlessly with solar and storage. Projects that include Wind Harvesters can supply more dependable, low-cost clean energy to local distribution grids and help residents and businesses avoid extreme weather-induced blackouts.

Due to regulatory setback requirements, projects with tall turbines often reaching over 300 feet above the ground cannot secure permits where mid-level winds are powerful.

## Competition
## Competitions and Licensing Our Proprietary Technology

Wind Harvesters will be the first utility-scale VAWT designed to operate in turbulence. Other turbine manufacturers are working on entering the field but will need to use our patents to make big and durable VAWT's.

Licensing and strategic collaboration offers Wind Harvest a way to leverage other companies' expertise, capital, and experience to dramatically increase company revenue and support the growth of wind energy. The wide open, mid-level wind market is so vast that major international companies will attempt to make their own VAWTs. They will find it more profitable and faster to license our patents.



Being Safe for Wildlife Opens New Markets

Scientists expect that the three-dimensional structure and lower blade tip speeds of H-type VAWTs will make them more likely to be seen and avoided by birds and bats. Our projects will test this by using advanced motion detection technology to record interactions and **slow or even stop our turbines before flying wildlife have a chance of being harmed.** We intend to have the most wildlife-friendly wind technology available.

## Traction & Customers
# Wind Harvest Sales Pipeline

| Wind Harvest Renewables Developed Projects | Location | Wind Harvesters Sold | | |
|---|---|---|---|---|
| | | 2024 | 2025 | 2026 |
| Various | Barbados* | 10 | 60 | * |
| Anza Hills Projects | Riverside County , CA | 14 | | 80 |
| U.S. Air Force Bases | CA, SD, Guam | 2 | 20 | 70 |
| Wind Harvest 2023 Project LLC | UL Test Facility, TX | 3 | | |
| High-Energy Using Facilities | USA | | 14 | 70 |
| Abbey-Ecosse Energy | UK* | | 2 | * |
| Solano County Projects | Solano, CA | | 14 | 28 |
| Other Wind Harvest Projects | Various | | | 50 |
| Licensee Pilot Projects* | International | | 20 | 40 |
| Turbines / MWs Sold | | 29 / 1.64 | 130 / 6.6 | 328 / 16.4 |

Our first sale will include the Model 3.1 and five Wind Harvester 4.0s at the UL Advanced Wind Turbine Testing Facility in Texas. This $3 million dollar project will be sold to a new company called Wind Harvest 2023 Project LLC and will be eligible for almost $1M in tax incentives.

Before we can sell thousands of Wind Harvesters to wind farm owners, we need to prove that they are wildlife friendly, compatible with tall turbines, and bank financeable. We are on schedule to accomplish this in 2025. In the meantime, we are developing projects that **open up new distributed energy markets** with our turbines.



For example, our first pilot projects in Barbados will provide critical data for the "cumulative environmental social and economic impact analysis" that is needed before hundreds of Wind Harvesters are installed in this small country.

Dr. Ariana Marshall, the Caribbean Sustainability Collective and Eco-op School have been leading our efforts. Short Wind Harvesters will be important to producing inexpensive energy for Barbados and other tradewind islands so they can transition away from expensive diesel generation. With energy from wind, sun, and storage, these islands can be energy self-sufficient. In the process, Bajans can solve their drought induced water shortages, create local manufacturing jobs, support local communities and much more.



## Investors

Wind Harvest International Inc. through its subsidiary Wind Harvest Pilot Project Inc. has conducted a Regulation CF/506c offering in 2020-2021 that raised $1.94M. It conducted a second Reg CF/506c offering starting in October 2022 that ended in January 2023 and raised $470,000.

## Terms

Promissory Notes offered by Wind Harvest Pilot Project Inc. come with a Security Guaranty from the parent company Wind Harvest International Inc (WHI). The first $93,270 in Notes receive an 8% interest. The remaining Notes receive a 7% interest payment made annually 60 days after the end of the year. The Notes have a Maturity Date of Dec. 31, 2027. For each $1 invested, the Note Holder receives pro-rata proceeds from the sale of 2.5 shares of WHI common stock from warrants with an exercise price of $0.01 each. The current share price is $0.09 each.

## Risks

As an investor, please be sure to read and review the Offering Statement. If you have any unanswered questions, please be sure to utilize the communication channel on this page to ask the issuer questions.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.